SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 ---------------

                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

For the fiscal year ended December 31, 1997


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

Commission File Number 1-106


                                ----------------

A:       Full title of Plan:

                  LYNCH CORPORATION 401(k) SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                  Lynch Corporation
                  401 Theodore Fremd Avenue
                  Rye, NY 10580

                          Audited Financial Statements
                           and Supplemental Schedules

                      Lynch Corporation 401(k) Savings Plan

                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                      Lynch Corporation 401(k) Savings Plan

                          Audited Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1997 and 1996







                                    Contents


Report of Independent Auditors...............................................1

Audited Financial Statements

Statement of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits....................4
Notes to the Audited Financial Statements....................................6

Supplemental Schedules

Schedule of Assets Held for Investment Purposes.............................11
Schedule of Reportable Transactions.........................................12

                         Report of Independent Auditors

Board of Directors
Lynch Corporation

We have audited the accompanying statements of net assets available for benefits of the Lynch Corporation 401(k) Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        /s/Ernst & Young LLP

September 30, 1998

                      Lynch Corporation 401(k) Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1997


                                                                         Fund Information
                                               -----------------------------------------------------------
                                               Hancock Stable      Galaxy
                                                 Value Fund         U.S.          Mutual          Mutual
                                                                  Treasury       Qualified      Discovery
                                                                    Fund           Fund           Fund
                                               -----------------------------------------------------------
Assets
Investments:
  John Hancock Mutual Life Insurance Company:
 Unallocated Guaranteed Investment Contracts   $   262,826           --            --             --
  Fleet Investment Management:
   Fleet Stable Asset Fund ...................       723,344           --            --             --
   Mutual Qualified Fund .....................          --             --     $ 1,023,054           --
   Galaxy U.S. Treasury Fund .................          --      $   329,610          --             --
   Mutual Discovery Fund .....................          --             --            --      $   145,473
   Lynch Corporation Stock Fund ..............          --             --            --             --
  Participant notes receivable ...............          --             --            --             --
 Short-term investments ......................        21,820           --            --             --
                                                  ----------     ----------    ----------     ----------
Total investments ............................     1,007,990        329,610     1,023,054        145,473

Receivables:
   Participants' contributions ...............         4,001            597         5,644            737
   Employer's contribution ...................         6,979          3,557         7,693          1,304
   Other .....................................          --             --            --             --
                                                  ----------     ----------    ----------     ----------
Total assets .................................     1,018,970        333,764     1,036,391        147,514
                                                  ----------     ----------    ----------     ----------

Liabilities
Excess contributions payable .................           (17)          --            (644)          --
Other liabilities ............................          (173)          --            --             --
                                                  ----------     ----------    ----------     ---------
Total liabilities ............................          (190)          --            (644)          --
                                                  ----------     ----------    ----------     ---------

Net assets available for benefits ............   $ 1,018,780    $   333,764   $ 1,035,747    $   147,514
                                                 ===========    ===========   ===========    ===========


                                                                 Fund Information
                                               ---------------------------------------------------

                                                    Lynch
                                                 Corporation        Loan
                                                Stock Fund         Fund           Total
                                               ---------------------------------------------------
Assets
Investments:
  John Hancock Mutual Life Insurance Company:
  Unallocated Guaranteed Investment Contracts          --             --     $   262,826
  Fleet Investment Management:
   Fleet Stable Asset Fund ...................          --             --         723,344
   Mutual Qualified Fund .....................          --             --       1,023,054
   Galaxy U.S. Treasury Fund .................          --             --         329,610
   Mutual Discovery Fund .....................          --             --         145,473
   Lynch Corporation Stock Fund ..............       418,154           --         418,154
  Participant notes receivable ...............          --       $   90,118        90,118
 Short-term investments ......................        12,119           --          33,939
                                                  ----------     ----------    ----------

Total investments ............................       430,273         90,118     3,026,518

Receivables:
   Participants' contributions ...............         1,333           --          12,312
   Employer's contribution ...................         1,953           --          21,486
   Other .....................................         4,729           --           4,729
                                                  ----------     ----------   -----------
Total assets .................................       438,288         90,118     3,065,045
                                                  ----------     ----------   -----------
Liabilities
Excess contributions payable .................           (72)          --            (733)
Other liabilities ............................          --             --            (173)
                                                  ----------     ----------   -----------
Total liabilities ............................           (72)          --            (906)
                                                  ----------     ----------   -----------

Net assets available for benefits ............   $   438,216    $    90,118   $ 3,064,139
                                                 ===========    ===========   ===========


See accompanying notes.

                      Lynch Corporation 401(k) Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1996

                                                                        Fund Information
                                               -------------------------------------------------------------------------------
                                                                  Vanguard       Vanguard                       Tweedy
                                               Hancock Stable       U.S.        Convertible       Mutual        Browne
                                                 Value Fund       Treasury      Securities      Qualified        Global
                                                                    Fund           Fund            Fund        Value Fund
                                               --------------------------------------------------------------------------------
Assets
Investments:
  John Hancock Mutual Life Insurance Company:
Unallocated Guaranteed Investment Contracts      $   580,962           --             --             --             --
  Fleet Investment Management:
   Fleet Stable Return Fund ..................       372,274           --             --             --             --
   Mutual Qualified Fund .....................          --             --             --      $   980,660           --
   Vanguard U.S. Treasury Fund ...............          --      $   382,210           --             --             --
   Vanguard Convertible Securities Fund ......          --             --      $    57,683           --             --
   Tweedy Browne Global Value Fund ...........          --             --             --             --      $    64,744
   Lynch Corporation Stock Fund ..............          --             --             --             --             --
  Participant notes receivable ...............          --             --             --             --             --
 Short-term investments ......................       (18,348)          --             --             --             --
                                                  ----------     ----------     ----------     ----------     ----------

Total investments ............................       934,888        382,210         57,683        980,660         64,744

Receivables:
   Participants' contributions ...............           189            599             94            928            758
   Employer's contribution ...................         3,197          1,205            301          2,991            217
   Other .....................................         3,152           --               54            942             72
                                                  ----------     ----------     ----------     ----------     ----------
Total assets .................................       941,426        384,014         58,132        985,521         65,791
                                                  ----------     ----------     ----------     ----------     ----------


Liabilities
Excess contributions payable .................          (808)          (810)            (9)       (24,866)        (3,586)
Other liabilities ............................          (543)          (841)          --             (108)          --
                                                  ----------     ----------     ----------     ----------     ----------
Total liabilities ............................        (1,351)        (1,651)            (9)       (24,974)        (3,586)
                                                  ----------     ----------     ----------     ----------     ----------

Net assets available for benefits ............   $   940,075    $   382,363    $    58,123    $   960,547    $    62,205
                                                 ===========    ===========    ===========    ===========    ===========



                                                              Fund Information
                                               -----------------------------------------------
                                                    Lynch
                                                Corporation        Loan
                                                 Stock Fund         Fund          Total
                                               -----------------------------------------------
Assets
Investments:
  John Hancock Mutual Life Insurance Company:
  Unallocated Guaranteed Investment Contracts           --             --      $   580,962
  Fleet Investment Management:
   Fleet Stable Return Fund ..................          --             --          372,274
   Mutual Qualified Fund .....................          --             --          980,660
   Vanguard U.S. Treasury Fund ...............          --             --          382,210
   Vanguard Convertible Securities Fund ......          --             --           57,683
   Tweedy Browne Global Value Fund ...........          --             --           64,744
   Lynch Corporation Stock Fund ..............   $   338,823           --          338,823
  Participant notes receivable ...............          --      $    71,887         71,887
 Short-term investments ......................        24,997           --            6,649
                                                  ----------     ----------     ----------

Total investments ............................       363,820         71,887      2,855,892

Receivables:
   Participants' contributions ...............           171           --            2,739
   Employer's contribution ...................           677           --            8,588
   Other .....................................         4,942           --            9,162
                                                  ----------     ----------     ----------
Total assets .................................       369,610         71,887      2,876,381
                                                  ----------     ----------     ----------

Liabilities
Excess contributions payable .................          (651)          --          (30,730)
Other liabilities ............................          --             --           (1,492)
                                                  ----------     ----------     ----------
Total liabilities ............................          (651)          --          (32,222)
                                                  ----------     ----------     ----------

Net assets available for benefits ............   $   368,959    $    71,887    $ 2,844,159
                                                 ===========    ===========    ===========


See accompanying notes.

                      Lynch Corporation 401(k) Savings Plan

                  Statement of Changes in Net Assets Available
                      for Benefits, With Fund Information

                          Year ended December 31, 1997

                                                                            Fund Information
                                            --------------------------------------------------------------------------
                                                              Vanguard       Galaxy       Vanguard
                                                Hancock         U.S.          U.S.       Convertible     Mutual
                                              Stable Value    Treasury      Treasury     Securities     Qualified
                                                 Fund           Fund          Fund          Fund          Fund
                                          ---------------------------------------------------------------------------
Additions to net assets attributed
  to:
   Investment income
   Net appreciation
       (depreciation) in fair value .....     $              $              $             $   (1,021)   $   106,251
       of investments ...................          --             --             --             --
     Interest ...........................        23,648           --             --             --             --
     Dividends ..........................        33,667          6,525         12,016            544        102,250
                                              ---------      ---------      ---------      ---------     ----------
  Total investment income ..............        57,315          6,525         12,016           (477)       208,501

   Contributions:
     Participants .......................        77,746          6,659         34,709         10,682        124,470
     Employer ...........................         7,479           --            3,837           --            8,463
                                              ---------      ---------      ---------      ---------     ----------
   Total contributions ..................        85,225          6,659         38,546         10,682        132,933
                                              ---------      ---------      ---------      ---------     ----------
Total additions .........................       142,540         13,184         50,562         10,205        341,434

Deductions from net assets attributed to:
   Benefits paid to participants ........       (91,020)       (39,554)       (42,470)        (1,468)      (308,678)
    Excess contributions and
     related investment income...........          --             --             --             --             (386)
                                              ---------      ---------      ---------      ---------     ----------
Total deductions ........................       (91,020)       (39,554)       (42,470)        (1,468)      (309,064)

Net increase (decrease) prior to
interfund transfers .....................        51,520        (26,370)         8,092          8,737         32,370
Interfund transfers (net) ...............        27,185       (355,993)       325,672        (66,860)        42,830
                                              ---------      ---------      ---------      ---------     ----------

Net increase (decrease) .................        78,705       (382,363)       333,764        (58,123)        75,200

Net assets available for benefits
   at beginning of year .................       940,075        382,363           --           58,123        960,547
                                              ---------      ---------      ---------      ---------     ----------
Net assets available for benefits
   at end of year .......................   $ 1,018,780    $      --      $   333,764    $      --      $ 1,035,747
                                            ===========    ===========    ===========    ===========    ===========



                                                                         Fund Information
                                             --------------------------------------------------------------------------
                                               Tweedy
                                               Browne        Mutual         Lynch
                                               Global       Discovery    Corporation       Loan
                                             Value Fund       Fund       Stock Fund        Fund          Total
                                             --------------------------------------------------------------------------

Additions to net assets attributed
  to:
    Investment income
    Net appreciation
       (depreciation) in fair value .....   $     5,662    $     3,175    $    56,541     $    --       $   170,608
       of investments ...................
     Interest ...........................          --             --            1,387          6,025         31,060
     Dividends ..........................          --           14,808           --             --          169,810
                                               ---------      ---------      ---------      ---------     ----------


   Total investment income ..............         5,662         17,983         57,928          6,025        371,478

   Contributions:
     Participants .......................         9,873         20,062         39,111           --          323,312
     Employer ...........................          --            1,534          2,373           --           23,686
                                               ---------      ---------      ---------      ---------     ----------
   Total contributions ..................         9,873         21,596         41,484           --          346,998
                                               ---------      ---------      ---------      ---------     ----------
Total additions .........................        15,535         39,579         99,412          6,025        718,476

Deductions from net assets attributed to:
   Benefits paid to participants ........          --           (3,780)        (8,073)        (2,680)      (497,723)
    Excess contributions and
    related investment income............          (387)          --             --             --             (773)
                                               ---------      ---------      ---------      ---------     ----------
Total deductions.........................          (387)        (3,780)        (8,073)        (2,680)      (498,496)

Net increase (decrease) prior to
interfund transfers .....................        15,148         35,799         91,339          3,345        219,980
Interfund transfers (net) ...............       (77,353)       111,715        (22,082)        14,886           --
                                               ---------      ---------      ---------      ---------     ----------

Net increase (decrease) .................       (62,205)       147,514         69,257         18,231        219,980

Net assets available for benefits
   at beginning of year .................        62,205           --          368,959         71,887      2,844,159
                                               ---------      ---------      ---------      ---------     ----------

Net assets available for benefits
   at end of year .......................   $      --        $  147,514    $   438,216    $    90,118    $ 3,064,139
                                            ===========      ==========    ===========    ===========    ===========

See accompanying notes.

                      Lynch Corporation 401(k) Savings Plan

                  Statement of Changes in Net Assets Available
                      for Benefits, With Fund Information

                          Year ended December 31, 1996

                                                                         Fund Information
                                             -------------------------------------------------------------------------
                                                                             Vanguard     Vanguard
                                                Hancock                        U.S.      Convertible      Mutual
                                             Stable Value     Equities       Treasury    Securities     Qualified
                                                 Fund           Fund           Fund         Fund           Fund
                                             -------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income
  Net appreciation (depreciation) in
       fair value of investments ........    $      --      $    5,929      $    --       $   (1,676)     $ 122,000
     Interest ...........................        53,490           --             --             --             --
     Dividends ..........................        17,120           --            2,084          7,016         92,295
                                             ----------     ----------      ---------     ----------      ---------
   Total investment income ..............        70,610          5,929          2,084          5,340        214,295

   Contributions:
     Participants .......................        84,737             28         24,026         22,345        147,404
     Employer ...........................         6,718           --            2,275          1,208          7,424
                                             ----------     ----------      ---------     ----------      ---------
   Total contributions ..................        91,455             28         26,301         23,553        154,828
                                             ----------     ----------      ---------     ----------      ---------


Total additions .........................       162,065          5,957         28,385         28,893        369,123

Deductions from net assets attributed to:
   Benefits paid to participants ........      (194,494)       (54,850)        (4,509)        (1,599)      (148,355)
   Excess contributions and related
     investment income ..................          (106)          --             (810)            (9)       (22,167)
   Transfer to the Entoleter, Inc. 401(k)       (92,825)       (16,600)          (480)        (1,126)       (30,292)
     plan
                                             ----------     ----------      ---------     ----------      ---------
Total deductions ........................      (287,425)       (71,450)        (5,799)        (2,734)      (200,814)

Net increase (decrease) prior to
   interfund transfers ..................      (125,360)       (65,493)        22,586         26,159        168,309
Interfund transfers (net) ...............      (241,844)      (881,169)       333,016         12,323        651,562
                                             ----------     ----------      ---------     ----------      ---------

Net increase (decrease) .................      (367,204)      (946,662)       355,602         38,482        819,871

Net assets available for benefits at
   beginning of year ....................     1,307,279        946,662         26,761         19,641        140,676
                                             ----------     ----------      ---------     ----------      ---------
Net assets available for benefits at end
   of year ..............................   $   940,075    $     --        $   382,363   $    58,123     $  960,547
                                            ===========    ===========       ===========   ===========     ==========


                                                                 Fund Information
                                            --------------------------------------------------------
                                               Tweedy
                                               Browne          Lynch
                                               Global       Corporation       Loan
                                              Value Fund      Stock Fund      Fund         Total
                                             -------------------------------------------------------

Additions to net assets attributed to:
   Investment income
 Net appreciation (depreciation) in
       fair value of investments ........     $   1,251    $    63,130     $            $    190,634

     Interest ...........................          --              199          2,411         56,100
     Dividends ..........................         4,667           --             --          123,182
                                              ---------    -----------     ----------   ------------
   Total investment income ..............         5,918         63,329          2,411        369,916

   Contributions:
     Participants .......................        27,486         37,488           --          343,514
     Employer ...........................         1,114          1,937           --           20,676
                                              ---------    -----------     ----------   ------------
   Total contributions ..................        28,600         39,425           --          364,190
                                              ---------    -----------     ----------   ------------

Total additions .........................        34,518        102,754          2,411        734,106

Deductions from net assets attributed to:
   Benefits paid to participants ........        (2,083)       (36,037)          (920)      (442,847)
   Excess contributions and related
     investment income ..................        (3,586)          (579)          --          (27,257)
   Transfer to the Entoleter, Inc. 401(k)          (420)        (5,793)          --         (147,536)
     plan
                                              ---------    -----------     ----------   ------------
Total deductions ........................        (6,089)       (42,409)          (920)      (617,640)

Net increase (decrease) prior to
   interfund transfers ..................        28,429         60,345          1,491        116,466
Interfund transfers (net) ...............        17,996         37,720         70,396           --
                                              ---------    -----------     ----------   ------------

Net increase (decrease) .................        46,425         98,065         71,887        116,466

Net assets available for benefits at
   beginning of year ....................        15,780        270,894           --        2,727,693
                                              ---------    -----------     ----------   ------------

Net assets available for benefits at end
   of year ..............................   $    62,205    $   368,959    $    71,887    $ 2,844,159
                                            ===========    ===========    ===========    ===========


See accompanying notes.

                      Lynch Corporation 401(k) Savings Plan

                    Notes to the Audited Financial Statements

                     Years ended December 31, 1997 and 1996


1. Description of Plan
----------------------

The following description of the Lynch Corporation (the "Company") 401(k) Savings Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Summary Plan Description which is available from the Company.

General
-------

The Plan is a defined contribution plan covering substantially all non-union employees of the Company and the employees of certain of its subsidiaries who are at least 18 years of age and who have completed 1,000 hours of service during a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 1996, one of the Company's subsidiaries, Entoleter, Inc. ("Entoleter") established its own defined contribution 401(k) savings plan. The participant balances attributable to Entoleter employees ($147,536), were transferred from the Plan in May 1996 to the new Entoleter, Inc. 401(k) Savings Plan.

Contributions
-------------

Eligible employees may elect to contribute, on a pre-tax basis, between 1% and 15% of their total annual compensation to the Plan up to the maximum allowed under the Internal Revenue Code ($9,500 in 1997 and 1996). An annual mandatory employer matching contribution is made to each participant's account equal to 25% of the first $800 of the participant's contribution, generally on or about the closing date of the Plan year. In addition, the employer may make a discretionary matching contribution of up to 75% of the first $800 of the participant's contribution. No such discretionary contribution was made in 1997 or 1996.

Participants' Accounts
----------------------

Each participant's account is credited with the participant's contributions, Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
-------

Participants are vested immediately in all contributions to their accounts, including the Company's matching contributions (mandatory and discretionary, if any) and investment earnings.

                      Lynch Corporation 401(k) Savings Plan

                     Years ended December 31, 1997 and 1996


1. Description of Plan (continued)
----------------------------------

Payment of Benefits
-------------------

Participant benefits are paid as soon as practicable in accordance with the terms of the Plan following termination of employment, total permanent disability, retirement, death or upon termination of the Plan. All benefit payments are made in lump sum payments for an amount equal to the fair value of their vested account balance.

Investment Options
------------------

Upon enrollment in the Plan, a participant may direct employer and participant contributions in 1% increments of the amount contributed as follows:

     Hancock Stable Value Fund - Funds are invested in the following: 1) unallocated guaranteed investment contracts through John Hancock Mutual Life Insurance Company ("Hancock") and; 2) a pooled account (Fleet Stable Asset Fund) which invests primarily in unallocated guaranteed investment contracts.

     Vanguard U.S. Treasury Fund - Funds are invested in securities backed by the full faith and credit of the U.S. Government.

     Vanguard Convertible Securities Fund - Funds are primarily invested in convertible securities but may also be invested in non-convertible corporate debt, U.S. Government debt, common stocks, and money markets.

     Mutual Qualified Fund - Funds are invested in common stocks, U.S. Government and government agency obligations, bonds, and other equity securities.

     Tweedy Browne Global Value Fund - Funds are invested in domestic and foreign equities, including government and other organization debt.

     Lynch Corporation Stock Fund - Funds are invested in the common stock of the Company.


Effective April 11, 1997, the Fleet Stable Return Fund changed its name to the Fleet Stable Asset Fund (part of the Hancock Stable Value Fund investment option). In connection with the name change, the assets of the Fleet Stable Return Fund were sold and repurchased into the Fleet Stable Asset Fund. The Fund still invests in guaranteed investment contracts.

In April 1997, funds invested by participants in the Vanguard U.S. Treasury Fund and the Vanguard Convertible Securities Fund were transferred to the Galaxy U.S. Treasury Fund and all funds invested in the Tweedy Browne Global Value Fund were transferred to the Mutual Discovery Fund. These funds invest in the following:

     Galaxy U.S. Treasury Fund - Funds are invested in securities issued by the U.S. Government or by its agencies or instrumentalities.

                      Lynch Corporation 401(k) Savings Plan

                     Years ended December 31, 1997 and 1996


1. Description of Plan (continued)
----------------------------------

     Mutual Discovery Fund - Funds are invested in the common stock and preferred stock, as well as debt securities and securities convertible into common stock, of foreign companies and smaller capitalized companies.

Participants may change their investment options daily.

Participant Notes Receivable
----------------------------

Participants may borrow from their fund accounts a minimum of $1,000 or up to 50% of their account balance (not to exceed $50,000). All loans must, by their terms, require repayment over a period not to exceed five years, unless for the purchase of the participant's primary residence for which the term shall be determined by the Company. Loan transactions are treated as a transfer between the investment fund and the loan fund. The loans are secured by 50% of the balance in the participant's account and bear interest at a reasonable rate as determined by the Plan administrator in accordance with the Internal Revenue Service (the "IRS") and Department of Labor ("DOL") regulations. A participant's loan shall immediately become due and payable upon termination of employment or failure to make a principal and/or interest payment as provided in the loan agreement.

Plan Termination
----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to change or discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, or if contributions to the Plan cease, the Plan must distribute the assets to the participants in an amount equal to the fair value of their participants' accounts and pay any related expenses.

Expenses
--------

Substantially all of the administrative expenses of the Plan were paid by the Company.

2. Significant Accounting Policies
----------------------------------

Use of Estimates
----------------

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation
--------------------

Investments, except for the unallocated guaranteed investment contracts, in the Plan are stated at fair value. The shares of registered investment companies (i.e., mutual funds) are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

                      Lynch Corporation 401(k) Savings Plan

                     Years ended December 31, 1997 and 1996


2. Significant Accounting Policies (continued)
----------------------------------------------

The unallocated guaranteed investment contracts are valued at contract value which approximates fair value as estimated by Hancock. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and certain administrative expenses.

Lynch Corporation common stock is valued at the last reported sales price on the last business day of the year.

Purchases and sales of securities are recorded on a trade-date basis. Historical cost of the Plan's investments are determined by the weighed average method. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) reflected in the statement of changes in net assets available for benefits includes the change in the difference between fair value and the cost of investments, as well as the realized gains and losses associated with the sale of investments.

3. Investments
--------------

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                       December 31
                                                 1997              1996
                                               ----------------------------
John Hancock Mutual Life Insurance Company
  Unallocated Guaranteed Investment Contracts   $  262,826   $  580,962

Fleet Stable Return Fund ....................      723,344      372,274

Mutual Qualified Fund .......................    1,023,054      980,660

Galaxy U.S. Treasury Fund ...................      329,610         --

Vanguard U.S. Treasury Fund .................         --        382,210

Lynch Corporation Stock Fund ................      418,154      338,823


Tremont Advisers, Inc., an affiliate of the Company, provided investment advisory services for the Equities Fund until the dissolution of the Fund in 1996. The fees for such services were paid by the Company.

                      Lynch Corporation 401(k) Savings Plan

                     Years ended December 31, 1997 and 1996



4. Contracts with Insurance Company
-----------------------------------

During 1997 and 1996, the Plan held unallocated guaranteed investment contracts with maturities in 1996 through 1999 with Hancock. Contributions from the Plan were accepted by Hancock throughout the first year of each contract and interest is earned over the contract lives at guaranteed annual rates ranging from 5.39% to 8.68%.

5. Income Tax Status
--------------------

On April 1, 1995, the Company implemented a prototype nonstandardized plan developed by Fleet. The Fleet prototype plan has secured a favorable opinion letter from the Internal Revenue Service ("IRS") stating that the form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code ("Code"). The Company intends to file for a determination letter. The Plan is required to operate in conformity with the Code to be a qualified plan under Section 401(a) of the Code. The Plan Administrator and management of the Company plan to take the necessary steps, if any, to maintain the Plan's qualified status.

6. Year 2000 Issue (unaudited)
------------------------------

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on plan operations.

                             Supplemental Schedules
                             ----------------------

                      Lynch Corporation 401(k) Savings Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1997




                                                      Description of Investment, Including                         Current or
          Identity of Issue, Borrower,               Maturity Date, Rate of Interest, Par or                     Contract Value
             Lessor or Similar Party                             Maturity Value                      Cost
---------------------------------------------------------------------------------------------------------------------------------

Hancock Stable Value Fund
   John Hancock Mutual Life Insurance Company
      Unallocated Guaranteed                      Group Annuity Contract Number
      Investment Contracts                        4551, Association 287, 5.39%
                                                  due May 29, 1998                              $ 216,818     $ 216,818
                                                  Group Annuity Contract Number 9008, 6.56%
                                                  due June 30, 1999                                46,008        46,008

   Fleet Stable Asset Fund ...................   72,334 shares                                    723,344       723,344


Galaxy U.S. Treasury Fund.....................   329,610 shares                                   329,610       329,610

Mutual Qualified Fund ........................   56,274 shares                                    910,252     1,023,054

Mutual Discovery Fund ........................   7,701 shares                                     143,409       145,473

Lynch Corporation Stock Fund:
   Lynch Corporation Common Stock* ...........   5,038 shares                                     196,421       418,154

Participant notes receivable .................   Loans bear interest at 8.25%                         --         90,118

Short-term investments.......................        --                                            33,939        33,939
                                                                                                 --------      --------
                                                                                                $2,599,801   $3,026,518
                                                                                                ==========   ==========

 * Indicates party-in-interest to the Plan.

                      Lynch Corporation 401(k) Savings Plan

                       Schedule of Reportable Transactions

                          Year ended December 31, 1997

                                                                                                        Current Value
                                                                                                         of Asset on
                                                                        Purchase     Selling    Cost of  Transaction    Net Gain/
Identity of Party Involved               Description of Assets           Price        Price     Asset       Date        (Loss)
----------------------------------------------------------------------------------------------------------------------------------

Category (i)--A single transaction in excess of 5% of the current value of plan assets
John Hancock Mutual Life Insurance Company

                                        Guaranteed Investment Contracts
                                           341,377 shares .............   $   --     $341,377   $341,377   $341,377   $     --


Fleet Investment Management             Fleet Stable Asset Fund........
                                           36,765 shares ..............    367,650       --      367,650    367,650         --
                                           34,137 shares ..............    341,377       --      341,377    341,377         --

                                         Fleet Stable Return Fund
                                           367,650 shares .............       --      367,650    367,650    367,650         --

                                         Galaxy U.S. Treasury Fund
                                           462,584 shares .............    462,584       --      462,584    462,584         --

                                         Vanguard U.S. Treasury Fund
                                           403,168 shares .............       --      403,168    403,168    403,168         --


                      Lynch Corporation 401(k) Savings Plan

                          Year ended December 31, 1997

                                                                                                         Current Value
                                                                                                           of Asset on
                                                                         Purchase     Selling     Cost of  Transaction    Net Gain/
Identity of Party Involved               Description of Assets             Price       Price       Asset      Date        (Loss)
----------------------------------------------------------------------------------------------------------------------------------

Category (iii)--A series of transactions in excess of 5% of plan assets

John Hancock Mutual Life Insurance Company

                                         Guaranteed Investment Contracts
                                            23,241 shares ..............   $ 23,241   $   --     $ 23,241   $ 23,241   $     --
                                            341,377 shares .............       --      341,377    341,377    341,377         --

Fleet Investment Management
                                         Fleet Stable Asset Fund
                                            73,634 shares ..............    736,344       --      736,344    736,344         --
                                            1,300 shares ...............       --       13,000     13,000     13,000         --

                                         Fleet Stable Return Fund
                                            7,418 shares ...............      7,418       --        7,418      7,418         --
                                            379,692 shares .............       --      379,692    379,692    379,692         --

                                         Vanguard U.S. Treasury Fund

                                            112,400 shares .............    112,400       --      112,400    112,400         --
                                            494,610 shares .............       --      494,610    494,610    494,610         --


                                         Galaxy U.S. Treasury Fund
                                            661,909 shares .............    661,909       --      661,909    661,909         --
                                            332,299 shares .............       --      332,299    332,299    332,299         --

                      Lynch Corporation 401(k) Savings Plan

                          Year ended December 31, 1997



                                                                                                         Current Value
                                                                                                           of Asset on
                                                                         Purchase     Selling     Cost of  Transaction    Net Gain/
Identity of Party Involved               Description of Assets             Price       Price       Asset      Date        (Loss)
----------------------------------------------------------------------------------------------------------------------------------
Category (iii)--A series of transactions in excess of 5% of plan assets (continued)

Fleet Investment Management (continued)
                                          Mutual Qualified Fund
                                             25,341 shares ..............   $470,809   $   --     $470,809   $470,809   $   --
                                             28,812 shares ..............       --      534,666    453,216    534,666     81,450

                                          Tweedy Browne Global Value Fund
                                             4,563 shares ...............     69,226       --       69,226     69,226       --
                                             9,043 shares ...............       --      139,632    132,551    139,632      7,081

                                          Mutual Discovery Fund
                                             8,474 shares ...............    157,705       --      157,705    157,705       --
                                             773 shares .................       --       15,407     14,296     15,407      1,111

                                          Short-term investments
                                             210,425 shares .............    210,425       --      210,425    210,425       --
                                             201,605 shares .............       --      183,135    183,135    183,135       --

There were no Category (ii) or (iv) reportable transactions during 1997.

"Lease Rental" and "Expenses Incurred with Transaction" columns were not applicable during 1997.

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  LYNCH CORPORATION 401(k) SAVINGS PLAN




                                  By: s/Robert E. Dolan
                                        Robert E. Dolan
                                        Member of the 401(k) Plan Committee



Dated: December 10, 1998